JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

December 19, 2025

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Hahn:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the reissued and additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on December 17, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 359 to the registration statement of the Trust, which was filed on August 27, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 359 was filed to register shares of eight new series of the Trust, the Tuttle Capital MicroStrategy Income Blast ETF, Tuttle Capital NVIDIA Income Blast ETF, Tuttle Capital Coinbase Income Blast ETF, Tuttle Capital Tesla Income Blast ETF, Tuttle Capital Palantir Income Blast ETF, Tuttle Capital HOOD Income Blast ETF, Tuttle Capital Magnificent 7 Income Blast ETF, and Tuttle Capital Meme Stock Income Blast ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Principal Risks

Risk of Highly Volatile Markets

1.	Comment: Will the Fund use “volatility-linked exchange-traded products?” If not, please delete the referenced disclosure.

Response: The Trust has deleted references to “volatility-linked exchange traded products.”

Bitcoin Risk

2.	Comment: The Staff notes that, if applicable, the Fund may also invest directly in Strategy. Revise the disclosure accordingly that it will invest in Strategy and options contracts, if that is correct.

Response: The Trust has deleted the disclosure regarding investing directly in the Reference Asset.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

December 19, 2025

Fund Summary – Tuttle Capital Meme Stocks Income Blast ETF

3.	Comment: The Staff notes the second sentence of the fourth paragraph states that the Fund may allocate more than 25% of assets to a single sector.” Please revise this sentence the Staff’s view is that a Fund may not go in and out of concentration.

Response: The Trust has deleted the referenced disclosure. The Fund will not concentrate its investment in any one industry.

Principal Investment Strategies

4.	Comment: The Staff notes that the single security investment strategies state that the Fund “may invest directly in the underlying reference asset.” Please clarify if the Fund will limit its direct investment in any way. Will it be a significant material investment for any of the Funds.

Response: The Trust has deleted the referenced disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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